Supplement Dated March 25, 2022
to the Prospectuses dated May 1, 2010 and
Notice Documents dated May 1, 2021 for

Symetra Retirement Passport Group Variable Annuity
Issued By: Symetra Life Insurance Company

The following supplements and amends the prospectus dated May 1, 2010, as previously supplemented, and the Notice Document, dated May 1, 2021.

Portfolios Available Under Your Contract:
The following portfolios are only available if you have been continuously invested in them as of April 1, 2022.

American Century VP Inflation Protection Fund Class II	Fidelity® VIP Freedom 2020 Portfolio℠ - Service Class 2
American Century VP International Fund Class II	Fidelity® VIP Freedom Income Portfolio℠ - Service Class 2
Calvert VP S&P 500 Index Portfolio	Franklin Income VIP Fund - Class 2
Calvert VP SRI Balanced Portfolio	Franklin Mutual Shares VIP Fund - Class 2
Calvert VP SRI Mid Cap Growth Portfolio	Franklin U.S. Government Securities VIP Fund - Class 2
DWS Capital Growth VIP - Class B	Neuberger Berman AMT Mid Cap Growth Portfolio - Class S
DWS Small Mid Cap Value VIP - Class B	Neuberger Berman Genesis Portfolio - Advisor Class
Fidelity® VIP Freedom 2010 Portfolio℠ - Service Class 2	Templeton Developing Markets VIP Fund - Class 2
Fidelity® VIP Freedom 2015 Portfolio℠ - Service Class 2	Templeton Global Bond VIP Fund - Class 2